EXHIBIT 2.1(d)

EXECUTION COPY

AMENDMENT NO. 3

TO THE

MASTER PURCHASE AGREEMENT

This Amendment No. 3, dated as of December 19, 2011 (the “Effective Date”) of the Master Purchase Agreement dated November 18, 2002 (as amended pursuant to Amendment No. 1, dated December 20, 2002, and pursuant to Amendment No. 2 dated February 28, 2003, the “Master Purchase Agreement”), is hereby made among Northrop Grumman Corporation, a Delaware corporation (“Northrop Grumman”), Northrop Grumman Systems Corporation, formerly known as Northrop Grumman Space & Mission Systems Corp., an Ohio corporation formerly known as TRW Inc. (“TRW”), TRW Automotive Inc., a Delaware corporation (“TRW Automotive”), and BCP Acquisition Company L.L.C., a Delaware limited liability company (“BCP LLC”), and Automotive Investors L.L.C., the assignee in interest of BCP LLC,

W I T N E S S E T H:

WHEREAS, in accordance with Section 12.5 of the Master Purchase Agreement, Northrop Grumman, TRW, TRW Automotive, and BCP LLC, wish to amend the terms of the Master Purchase Agreement as provided in Section I below;

WHEREAS, unless otherwise defined herein, capitalized terms used but not defined herein shall have the meanings assigned to them in the Master Purchase Agreement;

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

SECTION I

AMENDMENT

1. Amendment to Article XI. A new section 11.13 is hereby added to the Master Purchase Agreement to read as follows:

“11.13 Limitations on Applicability of Article XI.

“(a) Except as provided in Section 11.13(b), the provisions of Article XI shall have no force and effect, and shall impose no obligation on any Person, after the Effective Date. For the avoidance of doubt and without limiting the foregoing, (x) no claim for indemnity under this Article XI may be brought by (i) the Purchaser Indemnified Parties against Northrop Grumman or any of its Affiliates or (ii) Northrop Grumman or any of its Affiliates against TRW Automotive Holdings Corporation (formerly defined in the Master Purchase Agreement as Parent) or any of its Affiliates, after the Effective Date; (y) no further amounts will be due from any Person to any other Person pursuant to any prior indemnity claims brought under Article XI, regardless of whether such claims are currently pending or not; and (z) TRW Automotive will be entitled to retain the proceeds of all refund claims relating to TRW Automotive, any Subsidiary, and any Affiliate thereof (whether currently pending or filed in the future) in all taxing jurisdictions.

(b) The following provisions of Article XI shall remain in effect after the Effective Date:

(i) Section 11.8 (Assistance and Cooperation);

(ii) Section 11.10 (Other Provisions);

(iii) Section 11.11 (Characterization of Payments);

(iv) Section 11.13 (Limitations on Applicability of Article XI); and

(v) The definitions of “Taxes” and “Tax Return.”

SECTION II

PAYMENT

1. Northrop Grumman Payment to TRW Automotive. In consideration for TRW Automotive’s agreement hereto, Northrop Grumman agrees to pay to TRW Automotive Twenty-Six Million, Five Hundred Thousand Dollars (US) ($26,500,000) on or before December 31, 2011. This payment is intended to be treated as an adjustment to the Purchase Price pursuant to Section 11.11 of the Master Purchase Agreement.

SECTION III

MISCELLANEOUS

1. No Other Amendments; Effectiveness. Except as set forth in this Amendment No. 3, the Master Purchase Agreement is ratified and confirmed in all respects. This Amendment No. 3 shall be effective as of the Effective Date.

2. Status of Tax Proceedings. Northrop Grumman hereby acknowledges, that to its actual knowledge (with no duty to investigate) that it has provided all relevant material information to TRW Automotive regarding the status of the Tax audits, contests, or other proceedings in Brazil, Germany, India, and Spain (the “Tax Proceedings”). Northrop Grumman also acknowledges that they will inform the external legal, accounting, and other consultants that have been retained by Northrop Grumman with respect to the Tax Proceedings to provide all relevant information concerning the Tax Proceedings to TRW Automotive, and to respond to any reasonable inquiries in the future from TRW Automotive concerning such Proceedings.

3. German FX Appeal. Northrop Grumman agrees that upon the Effective Date of this Amendment No. 3, that it will immediately take all necessary steps to abandon and cease the prosecution of its German FX Appeal.

4. Termination of Supplemental Tax Agreement. Northrop Grumman and TRW Automotive hereby agree to terminate, as of the Effective Date, the Supplemental Tax Agreement between them dated as of May 11, 2006. Both parties agree that all obligations arising thereunder have been satisfied in full and that no further obligations thereunder shall arise after the Effective Date.

5. Governing Law. This Amendment No. 3 shall be governed by and construed in accordance with the laws of the State of Delaware.

6. Counterparts. This Amendment No. 3 may be executed by the parties in any number of separate counterparts (including by facsimile transmission) and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have duly executed this Amendment No. 3 as of the Effective Date.

NORTHROP GRUMMAN CORPORATION

By:	/s/ Mark A. Caylor

NORTHROP GRUMMAN SYSTEMS CORPORATION

By:	/s/ Mark A. Caylor

TRW AUTOMOTIVE INC.

By:	/s/ Joseph S. Cantie

AUTOMOTIVE INVESTORS L.L.C.

By:	/s/ Neil P. Simpkins

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